

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2011

<u>Via E-mail</u>
Mr. Stephen B. Huang
Chief Financial Officer
Altair Nanotechnologies Inc.
204 Edison Way
Reno, NV 89502

  Re: Altair Nanotechnologies Inc.
    Form 8-K Item 4.01
    Filed November 4, 2011
    Form 8-K/A Item 4.01
    Filed November 16, 2011
    File No. 1-12497

Dear Mr. Huang:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Jenn Do

        Jenn Do
        Staff Accountant